FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile (the “Bank”) in a local newspaper on May 18, 2009, regarding the payment of a dividend to its shareholders in the form of fully paid-in-shares (acciones liberadas de pago).

NOTICE ART. 104 OF THE REGULATION ON PUBLIC CORPORATIONS

BANCO DE CHILE

ISSUANCE OF FULLY PAID-IN-SHARES
(Emisión de acciones liberadas de pago)

a) During the Bank’s Extraordinary Shareholders Meeting held on March 26, 2009, the minutes of which were recorded in a public deed, dated April 7, 2009, drawn up at the Santiago office of the Public Notary Mr. Andrés Rubio Flores, the Bank’s shareholders agreed to increase the Bank's capital in the amount of Ch$52,260,575,508 by means of the issuance of 1,671,803,439 fully paid-in shares, to be charged to the 2008 net income not distributed as dividend, in accordance with the agreement reached by the Bank’s shareholders during their Ordinary Shareholders Meeting held on the same day. From the total of 1,671,803,439 fully paid-in shares, of no par value, which will be issued as an consequence of the capitalization mentioned above, 1,398,855,628 shares will be ordinary and 272,947,811 will be ordinary shares of the Series “Banco de Chile-S”, corresponding the first ones to shareholders of ordinary shares and the second ones to shareholders of ordinary shares of the series “Banco de Chile-S”.

The Superintendency of Banks and Financial Institutions approved the amendment of the Bank’s bylaws by means of Resolution N° 110 dated April 16, 2009, which was registered in document 18,021 N°12,091 of the Santiago Registrar of Commerce, corresponding to April 21, 2009 and published in the Official Gazette N° 39,345 dated April 24, 2009.

The issuance of the fully paid-in shares was registered in the Register of Securities of the aforementioned Superintendency under N° 2/2009.

b) During Session N° 2689 of May 14, 2009 the Bank’s Board of Directors agreed to issue and distribute the fully paid-in shares on June 04, 2009.

c) Shareholders registered in the Bank’s registry on May 29, 2009 are entitled to receive the fully paid-in shares at a ratio of 0.032325 shares for each Banco de Chile share held.

d) As a consequence of the issuance of the fully paid-in shares, the Bank’s capital is divided in 82,551,699,423 shares without par value, distributed in 73,834,890,472 ordinary shares and in 8,716,808,951 ordinary shares of the Series “Banco de Chile-S”, all of which is fully paid and subscribed.

e) On the same day of June 04, 2009, the respective share titles will be duly assigned to each shareholder and will be printed within the legal period of time for the shareholders who may request it, in writing, at the Bank’s Shares Department.

Fernando Cañas Berkowitz
General Manager
May, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009

Banco de Chile

/s/ Arturo Tagle Quiroz
By:	Arturo Tagle Quiroz Acting General Manager and CEO